Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2017

The following is a review of our financial condition and results of operations as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2017, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 22 March 2017 (“2016 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2016 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016. The reported numbers as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month period ended 30 June 2017 and 2016 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. In 2016, our reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2016 Annual Report.

In this report, “SAB” refers to ABI SAB Group Holding Limited (formerly SABMiller Limited and formerly thereto, SABMiller plc) or to SAB and the group of companies owned and/or controlled by SAB.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from

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any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the combination with SAB), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2016 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2016 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Selected Financial Information

The selected historical financial information presented below as of 31 December 2016 and for the five years ended 31 December 2016 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2016 and 2015 and for the three years ended 31 December 2016 are included in our Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2017	2016(7)	2016(7)	2015	2014	2013	2012(6)
	(USD million, unless otherwise indicated)
Income Statement Data	(unaudited)		(audited)
Revenue (1)	27,104	20,206	45,517	43,604	47,063	43,195	39,758
Profit from operations	7,773	5,775	12,882	13,904	15,111	20,443	12,747
Profit	3,600	829	2,721	9,867	11,302	16,518	9,325
Profit attributable to our equity holders	2,908	285	1,241	8,273	9,216	14,394	7,160
Ratio of earnings to fixed charges	2.58	1.80	1.93	6.65	6.81	8.62	5.37

Weighted average number of ordinary shares (million shares) (2)	1,970	1,641	1,717	1,638	1,634	1,617	1,600
Diluted weighted average number of ordinary shares (million shares) (3)	2,010	1,673	1,755	1,668	1,665	1,650	1,628
Basic earnings per share (USD)(4)	1.48	0.17	0.72	5.05	5.64	8.90	4.48
Basic earnings per share from continuing operations (USD) (4)	1.46	0.17	0.69	5.05	5.64	8.90	4.48
Diluted earnings per share (USD)(5)	1.45	0.17	0.71	4.96	5.54	8.72	4.40
Dividends per share (USD)	n/a	n/a	3.85	3.95	3.52	2.83	2.24
Dividends per share (EUR)	n/a	n/a	3.60	3.60	3.00	2.05	1.70

Other Data

Volumes (million hectoliters)	306	220	500	457	459	426	403

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	As of 30 June	As of 31 December
	2017	2016(7)	2015	2014	2013	2012(6)
	(USD million, unless otherwise indicated)
Financial Position Data	(unaudited)	(audited)

Total assets	251,937	258,381	134,635	142,550	141,666	122,621

Equity	83,479	81,425	45,719	54,257	55,308	45,453

Equity attributable to our equity holders	72,714	71,339	42,137	49,972	50,365	41,154

Issued capital	1,736	1,736	1,736	1,736	1,735	1,734

	Six-month period ended 30 June		Year ended 31 December

	2017	2016(7)	2016(7)	2015	2014	2013	2012(6)
	(unaudited)		(audited)
Earnings:

Profit from operations before taxes and share of results of associates	4,442	1,661	4,318	12,451	13,792	18,240	10,380

Add: Fixed charges (below)	2,799	2,054	4,608	2,200	2,366	2,389	2,361

Less: Interest Capitalized (below)	10	9	12	28	39	38	57

Total earnings	7,231	3,707	8,914	14,623	16,119	20,591	12,684

Fixed charges:

Interest expense and similar charges	2,171	1,804	4,080	1,805	1,969	2,005	2,008

Accretion expense	264	193	468	289	266	261	209

Interest capitalized	10	9	12	28	39	38	57

Estimated interest portion of rental expense	66	48	48	78	92	85	87

Total fixed charges	2,511	2,054	4,608	2,200	2,366	2,389	2,361

Ratio of earnings to fixed charges	2.77	1.80	1.93	6.65	6.81	8.62	5.37

Notes:

(1)

Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2016 Annual Report).

(2)

Weighted average number of Ordinary and Restricted Shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

(3)	Diluted weighted average number of Ordinary and Restricted Shares means the weighted average number of Ordinary Shares, adjusted by the effect of share options issued.

(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of Ordinary and Restricted Shares.

(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of Ordinary and Restricted Shares.

(6)	2012 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

(7)

Following completion of the SAB combination, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016. For more information on the Transaction, see “Item 4. Information on the Company—A. History and Development of the Company” in our 2016 Annual Report.

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Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2017. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2016 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2016 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2017
(USD million, unaudited)

Cash and cash equivalents, less bank overdrafts	7,149

Current interest-bearing liabilities

Secured bank loans	1,791

Commercial papers	2,140

Unsecured bank loans	914

Unsecured bond issues	6,341

Unsecured other loans	11

Finance lease liabilities	26

Non-current interest-bearing liabilities

Secured bank loans	268

Unsecured bank loans	204

Unsecured bond issues	107,567

Unsecured other loans	47

Finance lease liabilities	195

Total interest-bearing liabilities	119,504

Equity attributable to our equity holders	72,714

Non-controlling interests	10,765

Total Capitalization	202,983

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Results of Operations for the Six-Month Period Ended 30 June 2017 Compared to the Six-Month Period Ended 30 June 2016

The table below presents our condensed consolidated results of operations for the six-month period ended 30 June 2017 and 2016. Following completion of the combination with SAB, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016.

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	305,550	219,776	39.0
Revenue	27,104	20,206	34.1
Cost of sales	(10,674)	(8,002)	(33.4)
Gross profit	16,430	12,204	34.6
Selling, General and Administrative expenses	(8,779)	(6,711)	(30.8)
Other operating income/expenses	408	422	(3.3)
Exceptional items	(287)	(139)	-
Profit from operations	7,773	5,775	34.6

EBITDA, as defined(2)	9,881	7,334	34.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016(2)	Change
	(thousand hectoliters)		(%)(1)

North America	57,156	58,439	(2.2)
Latin America West	53,188	22,369	137.8
Latin America North	56,550	55,772	1.4
Latin America South	15,819	14,819	6.7
EMEA	69,625	21,750	220.1
Asia Pacific	52,568	45,722	15.0
Global Export & Holding Companies	644	902	(28.6)

Total	305,550	219,776	39.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation.

Our consolidated volumes for the six-month period ended 30 June 2017 increased by 86 million hectoliters, or 39.0%, to 305.6 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017.

•

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, increased our volumes by 83.1 million hectoliters. The acquisition of the SAB retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

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•

2017 acquisitions and disposals include the acquisition of certain craft breweries in the United States and Europe. Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany. These transactions impacted negatively our volumes by 4.0 million hectoliters (net) for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

Excluding volume changes attributable to the acquisitions and disposals described above and the combination with SAB, total volumes increased 1.1% and our own beer volumes increased 1.5% in the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016. On the same basis, in the six-month period ended 30 June 2017, our non-beer volumes decreased by 5.2% compared to the same period in 2016.

North America

In the six-month period ended 30 June 2017, our volumes in North America decreased by 1.3 million hectoliters, or 2.2%, compared to the six-month period ended 30 June 2016.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 2.6% during the six-month period ended 30 June 2017 compared to the same period last year.

On the same basis, we estimate that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.1% in the six-month period ended 30 June 2017, in line with 2016 industry performance. Our beer sales-to-retailers adjusted for the number of selling days were down 3.0% during the six-month period ended 30 June 2017.

Our shipment volumes were down 2.7% in the six-month period ended 30 June 2017 compared to the same period last year. Beer sales-to-retailers and sales-to-wholesalers have therefore converged during the six-month period ended 30 June 2017, with stock levels well-placed to meet summer demand.

We estimate a decline in total market share of approximately 85 bps in the six-month period ended 30 June 2017.

Our Above Premium brand portfolio continued to perform well, gaining approximately 30 bps of total market share during the six-month period ended 30 June 2017. Michelob Ultra was the top share gainer in the United States for the ninth consecutive quarter and continues to grow volumes by double-digits as a result of its consistent “Active Lifestyle” positioning and increased support behind the brand. Stella Artois performed well, and was the fastest growing European imported beer according to IRI. Our craft portfolio also continued to gain share.

Our value brands continued to show improved trends, especially within the Busch brand family. These brands continue to retain a loyal consumer base while requiring minimal investment.

The United States premium segment remains under pressure, as consumers continue to trade-up to high end brands. This is resulting in positive trends for many brands across our portfolio but is putting pressure on Budweiser and Bud Light, which lost 40 bps and 80 bps in the six-month period ended 30 June 2017, respectively.

Overall, we are seeing positive momentum behind our Budweiser ‘America’ campaign and encouraging signs from the new ‘Friendship’ platform for Bud Light. These results present an opportunity for positive brand health moving forward, which better positions us for success in the long term. We have also taken the Budweiser “America” campaign to the State level, launching specific packaging to celebrate the locations of our 12 main breweries. Additionally, for Bud Light, we have developed local programming for key Hispanic markets as we bring the Friendship platform to life for more Americans.

In Canada, volumes declined by low single digits due to a softer industry. We are seeing strength in the high end of the market, with both our craft portfolio and Stella Artois gaining share.

Latin America West

In the six-month period ended 30 June 2017, our volumes in Latin America West increased by 30.8 million hectoliters, or 137.8%, compared to the six-month period ended 30 June 2016.

The combination with SAB increased our volumes by 30.2 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by low single digits during the six-month period ended 30 June 2017 compared to the same period last year.

On the same basis, our business in Mexico continued to perform well in the six-month period ended 30 June 2017 compared to the same period last year, with volumes up by mid-single digits.

Volume growth was led by Victoria, which grew by double-digits in the six-month period ended 30 June 2017, as its Mexican heritage platform continues to drive brand health and sales. Corona volumes were up low single digits with brand health metrics continuing to trend positively. The American portfolio also performed well, with high double-digit growth in Bud Light and Michelob Ultra, while our global brands Budweiser and Stella Artois also recorded high double-digit growth.

On the same year-over-year basis, our Colombian volumes for the combined group declined by 4.6%. Beer volumes, which cycled an unusually dry first half in the previous year due to effects from El Niño, remained soft reflecting muted consumer confidence and lower disposable income following the country-wide VAT increase at the beginning of the year. We continue rolling out our high end strategy to drive further growth of our global brands.

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On the same year-over-year basis, volumes in Peru grew by low single digits with good results driven by our commercial efforts. On the same basis, Ecuador volumes declined by mid-single digits, although the last quarter of 2017 saw volume growth as a result of an enhanced commercial strategy as well as cycling a favorable comparable after the earthquake in April 2016.

Latin America North

In the six-month period ended 30 June 2017, our volumes in Latin America North increased by 0.8 million hectoliters, or 1.4%, compared to the same period in 2016, with beer volumes increasing 2.1% and soft drink volumes decreasing 8.3% on the same basis.

The combination with SAB increased our volumes by 1.4 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our volumes decreased by 1.1%.

On the same basis, our Brazil business saw beer volumes increasing by low single digits in the six-month period ended 30 June 2017 compared to the same period last year. We again outperformed the total industry, which continues to be affected by turbulent political and macroeconomic environments driving high unemployment rates and low consumer confidence.

In our non-beer business in Brazil, volumes declines of 6.8% during the six-month period ended 30 June 2017 outperformed an industry which has been hit hard by pressure on disposable income and discretionary spending.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2017 increased by 1.0 million hectoliters, or 6.8%, compared to the six-month period ended 30 June 2016.

Argentina delivered double-digit volume growth in beer volumes with enhanced commercial strategies delivering good results for both our core and premium portfolios and allowing us to gain market share in beer and total alcohol.

EMEA

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2017 increased by 47.9 million hectoliters compared to the six-month period ended 30 June 2016.

The combination with SAB increased our volumes by 47.7 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by low single digits during the six-month period ended 30 June 2017 compared to the same period last year.

On a year-over year basis and for the combined group, our beer volumes in South Africa grew by 4.4%, driven by a strong portfolio of brands with distinctive positioning and consistent through-the-line sales execution. The newly launched high end unit recorded promising growth in Stella Artois and Corona. Castle Lite continues its multi-year trend of strong growth in the core plus segment, while Carling Black Label has responded well to core plus pricing and consistent “champion” positioning with impactful multi-media soccer activation. Lion Lager’s return to the portfolio in the value segment is making good progress at winning back share from inexpensive wines and spirits. In near beer, Flying Fish, an apple-flavored malt beverage, has performed very well and has helped to win back category market share previously lost to ciders.

On a year-over-year basis and for the combined group, beer volumes in Africa excluding South Africa grew by double-digits, fueled by strong growth in Nigeria, Tanzania and Uganda. We also saw mid-single digits beer volume growth in Zambia, and a marginal decrease in Mozambique.

Volumes in Western Europe grew by low-single digits, driven by a strong performance of our premium portfolio in Western Europe, especially our global brands. The United Kingdom performed particularly well resulting from a strong commercial performance. In Eastern Europe, volumes declined as we continue to face a difficult macroeconomic environment in both Russia and Ukraine, as well as a large PET ban in Russia.

Asia Pacific

For the six-month period ended 30 June 2017, our volumes increased by 6.8 million hectoliters, or 15.0%, compared to the same period in 2016.

The combination with SAB increased our volumes by 3.9 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our beer volumes increased by high single digits during the six-month period ended 30 June 2017 compared to the same period last year.

Our business in China maintained its strong momentum with volume growth of 2.7% in the six-month period ended 30 June 2017.

Budweiser continues to perform well with volumes up double-digits during the six-month period ended 30 June 2017. Building on the solid commercial execution during the Chinese New Year in the first quarter of 2017, Budweiser is now establishing itself with a more balanced channel mix underpinned by strong growth in Chinese restaurants and in-home occasions. The super-premium brands Corona, Stella Artois and Hoegaarden all continue to exhibit strong

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growth, driven by female consumers who respond to the brands’ focus on heritage, uniqueness and serving rituals. Innovations have also assisted the growth with Harbin Baipi, a recently launched wheat beer, demonstrating wide appeal with rapid sales growth. Harbin Ice is also showing solid growth in the core plus segment.

On a year-over-year basis and for the combined group, volumes in Australia grew by mid-single digits, driven by continued success of the Great Northern portfolio, which is Australia’s fastest growing beer as well as the accelerated growth of the global brand portfolio.

Global Export & Holding Companies

For the six-month period ended 30 June 2017, Global Export & Holding Companies volumes decreased by 0.3 million hectoliters, or 28.6%, compared to the six-month period ended 30 June 2016, principally as the Export activities were integrated in the zone operations following the combination with SAB.

Revenue

The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2017 as compared to our revenue for the six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016 (2)	Change
	(USD million)		(%) (1)

North America	7,786	7,795	(0.1)
Latin America West	4,259	1,892	125.1
Latin America North	4,365	3,709	17.7
Latin America South	1,523	1,231	23.7
EMEA	5,145	1,958	162.8
Asia Pacific	3,856	2,863	34.7
Global Export & Holding Companies	170	758	(77.6)

Total	27,104	20,206	34.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation.

Our consolidated revenue was USD 27,104 million for the six-month period ended 30 June 2017. This represented an increase of USD 6,898 million, or 34.1%, as compared to our consolidated revenue for the six-month period ended 30 June 2016 of USD 20,206 million. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, positively impacted our consolidated revenue by USD 6,390 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

2017 acquisitions and disposals include the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and the acquisition of certain craft breweries in the United States and Europe (collectively the “2017 acquisitions and disposals”). Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany (collectively the “other 2016 acquisitions and disposals” and together with the 2017 acquisitions and disposals, the “2016 and 2017 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 391 million (net) for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

Our consolidated revenue for the six-month period ended 30 June 2017 also reflects a favorable currency translation impact of USD 103 million mainly arising from currency translation effects in Latin America North and Latin America West.

Excluding the effects of the 2016 and 2017 acquisitions and disposals described above, the combination with SAB and currency translation effects, our revenue would have increased 4.0% in the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016. Our consolidated revenue for the six-month period ended 30 June 2017 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the six-month period ended 30 June 2017 compared to the same period last year increased driven by our revenue management and our premiumization initiatives.

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On the same basis, the main business regions contributing to growth in our consolidated revenues were (i) Latin America South, as Argentina delivered volume growth with good results coming from both the core and premium brand portfolios, as a result of an enhanced commercial strategy, as well as optimism that the macroeconomic environment is poised for improvement in the second half of the year, and (ii) Asia Pacific driven by revenue management initiatives and premiumization.

In the United States, our revenue decreased by low-single digits in the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016. On the same basis, our revenues in Mexico in China both grew by high single digits, while our revenue in Brazil declined by low-single digits. On a year-over-year basis and for the combined group, our beer revenue grew by high-single digits in South Africa.

On a year-over-year basis, combined revenues of our three global brands, Budweiser, Stella Artois and Corona grew by 10.6%. Budweiser revenues grew by 6.5%, with 13.9% growth in revenues outside of the United States, as a result of strong growth in China and Brazil. Stella Artois grew by 12.9%, driven mainly by growth in the United States and Argentina. Corona had a solid performance as well, with revenues growing 18.0%, with 36.6% growth in revenues outside of Mexico, as a result of strong growth in China and Australia.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2017 as compared to the six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016 (2)	Change
	(USD million)		(%)(1)

North America	(2,887)	(2,902)	0.5
Latin America West	(1,225)	(533)	-
Latin America North	(1,821)	(1,340)	(35.9)
Latin America South	(566)	(414)	(36.7)
EMEA	(2,405)	(808)	-
Asia Pacific	(1,630)	(1,396)	(16.7)
Global Export & Holding Companies	(140)	(609)	77.0

Total	(10,674)	(8,002)	(33.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation.

Our consolidated cost of sales was USD 10,674 million for the six-month period ended 30 June 2017. This represented an increase of USD 2,672 million, or 33.4%, compared to our consolidated cost of sales for the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•	The combination with SAB negatively impacted our consolidated cost of sales by USD 2,450 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

The 2016 and 2017 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 354 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

Our consolidated cost of sales for the six-month period ended 30 June 2017 also reflects a negative currency translation impact of USD 73 million mainly arising from currency translation effects in Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our cost of sales would have increased by 6.6%. On the same basis, our consolidated cost of sales per hectoliter increased by high single digits. This increase was driven primarily by anticipated transactional foreign exchange and commodity impacts, procurement savings and supply efficiencies. Our consolidated cost of sales for the six-month period ended 30 June 2017 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our selling, general and administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2017 as

15

compared to the six-month period ended 30 June 2016. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2017 were USD 8,371 million, representing an increase of USD 2,082 million, or 33.1%, compared to our operating expenses for the same period in 2016.

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016	Change
	(USD million)		(%)(1)

Selling, General and Administrative Expenses	(8,779)	(6,711)	(30.8)
Other Operating Income/(Expenses)	408	422	(3.3)

Total Operating Expenses	(8,371)	(6,289)	(33.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our selling, general and administrative expenses across our business segments for the six-month period 30 June 2017 as compared to the six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016 (2)	Change
	(USD million)		(%)(1)

North America	(2,174)	(2,200)	1.2
Latin America West	(1,373)	(728)	(88.6)
Latin America North	(1,410)	(1,167)	(20.8)
Latin America South	(394)	(323)	(22.0)
EMEA	(1,700)	(832)	-
Asia Pacific	(1,249)	(1,025)	(21.9)
Global Export & Holding Companies	(479)	(433)	(10.6)

Total	(8,779)	(6,711)	(30.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation.

Our consolidated selling, general and administrative expenses were USD 8,779 million for the six-month period ended 30 June 2017. This represented an increase of USD 2,068 million, or 30.8%, as compared to the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB negatively impacted our consolidated selling, general and administrative expenses by USD 1,890 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated selling, general and administrative expenses by USD 40 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•	Our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2017 also reflects a negative currency translation impact of USD 33 million.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our consolidated selling, general and administrative expenses increased by 1.6%.

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Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2017 as compared to the six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016 (2)	Change
	(USD million)		(%)(1)

North America	20	31	(35.5)
Latin America West	34	70	(51.4)
Latin America North	157	189	(16.9)
Latin America South	3	2	50.0
EMEA	42	11	281.8
Asia Pacific	81	107	(24.3)
Global Export & Holding Companies	71	11	545.5

Total	408	422	(3.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2017 was USD 408 million. This represented a decrease of USD 14 million, or 3.3%, compared to the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect a positive impact from the combination with SAB and a positive currency translation impact of USD 9 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2017, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
	(USD million)

Restructuring	(288)	(62)
Business and asset disposals	26	2
Acquisition costs of business combinations	(25)	(79)

Total	(287)	(139)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 288 million for the six-month period ended 30 June 2017 as compared to a net cost of USD 62 million for the six-month period ended 30 June 2016. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals resulted in a net benefit of USD 26 million for the six-month period ended 30 June 2017.

Acquisitions costs of business combinations

Acquisition costs of business combinations amount to a net cost of USD 25 million in the six-month period ended 30 June 2017, primarily related to costs incurred to facilitate the combination with SAB.

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Profit from Operations

The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2017 as compared to the six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016 (2)	Change
	(USD million)		(%)(1)

North America	2,774	2,712	2.3
Latin America West	1,623	697	132.9
Latin America North	1,283	1,388	(7.6)
Latin America South	555	494	12.3
EMEA	996	311	220.3
Asia Pacific	1,022	525	94.7
Global Export & Holding Companies	(482)	(352)	(36.9)

Total	7,773	5,775	34.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the six-month period ended 30 June 2016 have been restated to reflect this allocation

Our profit from operations amounted to USD 7,773 million for the six-month period ended 30 June 2017. This represented an increase of USD 1,998 million, or 34.6%, as compared to our profit from operations for the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017, currency translation effects and the effects of certain exceptional items as described above.

•

The combination with SAB positively impacted our consolidated profit from operations by USD 1,964 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 158 million for the six-month period ended 30 June 2017 compared to the six-month period ended 30 June 2016.

•	Our consolidated profit from operations for the six-month period ended 30 June 2017 also reflects a positive currency translation impact of USD 8 million.

•

Our profit from operations for the six-month period ended 30 June 2017 was negatively impacted by USD 281 million of certain exceptional items, as compared to a negative impact of USD 139 million for the six-month period ended 30 June 2016. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2017 and 2016.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our profit from operations increased by 3.3%.

18

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2017 as compared to six-month period ended 30 June 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016	Change
	(USD million)		(%)(1)

Profit of the year	3,600	829	-
Net finance results	3,331	4,113	(19.0)
Income tax expense	994	835	19.0
Share of result of associates and joint ventures	(124)	(3)	-
Profit from discontinued operations	(28)	-	-

Profit from operations	7,773	5,775	34.2

Depreciation, amortization and impairment	2,108	1,559	35.2

EBITDA, as defined(2)	9,881	7,334	34.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2016 Compared to Year Ended 31 December 2015—EBITDA, as defined” of our 2016 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 9,881 million for the six-month period ended 30 June 2017. This represented an increase of USD 2,547 million, or 34.7%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2016. The results for the six-month period ended 30 June 2017 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2016 and 2017 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 281 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2017, as compared to a negative impact of USD 139 million during the six-month period ended 30 June 2016. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2017 and 2016.

Net Finance Results

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016	Change
	(USD million)		(%)(1)

Net interest expense	(2,057)	(1,547)	(33.0)
Net interest on net defined benefit liabilities	(55)	(59)	6.8
Accretion expense	(303)	(263)	(15.2)
Other financial results	(705)	(76)	-

Net finance income/(costs) before exceptional finance results	(3,120)	(1,945)	(60.2)

Mark-to-market (Grupo Modelo deferred share instrument)	(71)	146	-
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting)	-	(2,365)	-
Other mark-to-market	(69)	293	-
Other	(71)	(242)	70.7

Exceptional net finance income/(cost)	(211)	(2,168)	90.3

Net finance income/(cost)	(3,331)	(4,113)	19.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

19

Our net finance cost before exceptional financial items for the six-month period ended 30 June 2017 was USD 3,120 million, as compared to a net finance cost of USD 1,945 million for the six-month period ended 30 June 2016, representing a cost increase of USD 1,175 million. The increase in net interest expense was driven primarily by additional debt related to the SAB combination and interest expenses on the legacy SAB debt.

Other financial results before exceptional financial items also include a negative mark-to-market adjustment of USD 135 million in the six-month period ended 30 June 2017, linked to the hedging of our share-based payment programs, compared to a gain of 306 million USD in the six-month period ended 30 June 2016.

The number of shares included in the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
Share price at the start of the six-month period (in euro)	100.55	114.40
Share price at the end of the six-month period (in euro)	96.71	117.60
Number of equity derivative instruments at the end of the period (in millions)	47.1	44.2

Our net finance cost after exceptional financial items was USD 3,331 million items for the six-month period ended 30 June 2017, as compared to a net finance cost of USD 4,113 million for the six-month period ended 30 June 2016, representing a cost decrease of USD 782 million.

Exceptional net finance cost was USD 211 million in the six-month period ended 30 June 2017, as compared to an exceptional net finance cost of USD 2,168 million for the six-month period ended 30 June 2016.

Exceptional net finance cost in the six-month period ended 30 June 2017 includes a negative mark-to-market adjustment on exceptional equity derivative instruments of USD 140 million related to the issue of deferred shares in the Grupo Modelo combination and the issue of restricted shares in the SAB combination.

Exceptional net finance cost in the six-month period ended 30 June 2016 included a negative mark-to-market adjustment of USD 2,365 million related to the portion of the foreign exchange hedging of the SAB purchase price that did not qualify for hedge accounting under IFRS rules.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
Share price at the start of the six-month period (in euro)	100.55	114.40
Share price at the end of the six-month period (in euro)	96.71	117.60
Number of equity derivative instruments at the end of the period (in millions)	45.3	38.1

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2017 amounted to USD 994 million, with an effective tax rate of 22.4%, as compared to an income tax expense of USD 835 million and an effective tax rate of 50.2% for the six-month period ended 30 June 2016. The decrease in the effective tax rate is mainly due to the 2016 non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 692 million for the six-month period ended 30 June 2017, an increase of USD 149 million from USD 544 million for the six-month period ended 30 June 2016. The increase in non-controlling interest is mainly related to the combination with SAB.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2017 was USD 2,908 million (compared to USD 285 million for the six-month period ended 30 June 2016) with basic earnings per share of USD 1.48 based on 1,970 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month period ended 30 June 2017.

The increase in profit attributable to our equity holders during the six-month period ended 30 June 2017 was mainly explained by the timing of the prior year SAB pre-acquisition funding costs which were not matched by

20

earnings until the closing of the SAB combination, the reporting of SAB results as of the fourth quarter of 2016, and higher exceptional net finance cost in the six-month period ended 30 June 2016.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the six-month period ended 30 June 2017 would have been USD 3,331 million and basic earnings per share would have been USD 1.69 compared to USD 1.57 in the same period last year.

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016

	(USD per share)

Profit from operations excluding exceptional items(1)	4.91	3.60
Mark-to-market (Hedging of our share-based payment programs)(1)	(0.08)	0.19
Pre-funding of the SAB combination(1)	-	(0.46)
Net finance cost(1)	(1.82)	(0.92)
Income tax expense(1)	(0.63)	(0.52)
Associates & non-controlling interest(1)	(0.35)	(0.32)
Share dilution(1)	(0.34)	-

Earnings per share excluding exceptional items and discontinued operations	1.69	1.57
Exceptional items, after taxes, attributable to equity holders of AB InBev	(0.11)	(0.07)
Exceptional finance net finance income/(cost), attributable to equity holders of AB InBev	(0.11)	(1.32)
Profit from discontinued operations	0.01	-

Basic earnings per share	1.48	0.17

Note:

(1)

Earnings per share before dilution, calculated based upon the weighted average number of shares in the six-month period ended 30 June 2016 of 1,641 million shares. Earnings per share after dilution based upon the weighted average number of shares in the six-month period ended 30 June 2017 of 1,970 million shares.

21

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June

	2017	2016
U.S. dollar	28.7%	36.5%

Brazilian real	13.5%	15.6%

Chinese yuan	8.1%	10.5%

South African rand	7.0%	-

Mexican peso	6.8%	10.9%

Euro	5.4%	6.9%

Colombian peso	3.6%	0.1%

Argentinean peso	3.4%	3.4%

Canadian dollar	3.3%	4.4%

Australian dollar	2.8%	-

South Korean won	2.6%	3.0%

Peruvian peso	2.6%	0.1%

Pound sterling	1.6%	1.9%

Dominican peso	1.5%	2.0%

Other	9.1%	4.7%

22

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
	(USD million)

Cash flow from operating activities	4,018	2,453
Cash flow from investing activities	6,114	(58,299)
Cash flow from financing activities	(10,075)	54,947

Net increase/(decrease) in cash and cash equivalents	57	(899)

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
	(USD million)

Profit	3,600	829
Interest, taxes and non-cash items included in profit	6,379	6,564

Cash flow from operating activities before changes in working capital and use of provisions	9,979	7,393

Change in working capital	(2,352)	(1,673)
Pension contributions and use of provisions	(288)	(265)
Interest and taxes (paid)/received	(3,381)	(3,008)
Dividends received	60	6

Cash flow from operating activities	4,018	2,453

Cash flow from operating activities reached USD 4,018 million for the six-month period ended 30 June 2017 compared to USD 2,453 million for the six-month period ended 30 June 2016. The year over year change is mainly explained by increased profit following the SAB combination.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
	(USD million)

Net capital expenditure	(1,579)	(1,419)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(448)	(1,035)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	2,788	(55,905)
Net of tax proceeds from the sale of assets held for sale	5,134	58
Other	219	2

Cash flow from investing activities	6,114	(58,299)

Net cash inflow from investing activities was USD 6,114 for the six-month period ended 30 June 2017 as compared to a net cash used of USD 58,299 million for the six-month period ended 30 June 2016. To date in 2017 cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during the six-month period ended 30 June 2017, net of taxes paid in the same period on prior year divestitures. During the six-month period ended 30 June 2016, we issued a series of bonds in order to support the combination with SAB. The 2016 cash flow from investing activities reflects the investment of the excess liquidity resulting from these bonds, mainly in US Treasury Bills, pending the closing of the combination.

Net capital expenditures amounted to USD 1,579 million for the six-month period ended 30 June 2017 and USD 1,419 million for the six-month period ended 30 June 2016. Out of the total half-year 2017 capital expenditures approximately 49% was used to improve our production facilities while 35% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and purchase of hardware and software.

23

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month period ended 30 June 2017 and 2016:

	Six-month period ended 30 June 2017	Six-month period ended 30 June 2016
	(USD million)

Dividends paid	(4,475)	(3,929)
Net (payments on)/proceeds from borrowings	(5,239)	58,801
Other	(361)	75

Cash flow from financing activities	(10,075)	54,947

The cash outflow from our financing activities amounted to USD 10,075 million for the six-month period ended 30 June 2017, as compared to a cash inflow of USD 54,947 million for the six-month period ended 30 June 2016.

During the six-month period ended 30 June 2017, we repaid USD 8 billion outstanding under the Term Loan B. This Term Loan was the last remaining facility of the USD 75 billion senior facilities raised in October 2015 to finance the combination with SAB. The cash inflow from financing activities in the six-month period ended 30 June 2016 reflected the pre-funding of the combination with SAB. See also Note 16 to our unaudited interim report as of 30 June 2017 and for the six-month periods ended 30 June 2017 and 2016.

Cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2017 amounted to USD 10,061 million. As of 30 June 2017, we had total liquidity of USD 19,061 million, which consisted of USD 9 billion available under committed long-term credit facilities and USD 10,061 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operation.

Capital Resources and Equity

Our net debt increased to USD 109.1 billion as of 30 June 2017, from USD 108.0 billion as of 31 December 2016.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (USD 8.6 billion), the payment of taxes on disposals completed in 2016 (USD 3.5 billion), dividend payments to shareholders of AB InBev and Ambev (USD 4.5 billion), the payment of interests and taxes (USD 3.4 billion) and the impact of changes in foreign exchange rates (USD 3.1 billion increase of net debt).

Consolidated equity attributable to equity holders of AB InBev for the six-month period ended 30 June 2017 was USD 72,714 million, compared to USD 71,339 million as at 31 December 2016. The combined effect of the strengthening of mainly the closing rates of the Australian dollar, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Peruvian nuevo sol, the Russian ruble, the South African rand and the South Korean won and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real and the Colombian peso resulted in a foreign exchange translation adjustment of USD 2,919 million.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2017 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 16 and 19 to our unaudited interim report as of 30 June 2017 and for the six-month period ended 30 June 2017 and 2016.

24

Outlook

In terms of the volume and revenue outlook for 2017, while recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in 2017, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

We expect cost of sales per hectoliter to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

We expect selling, general and administrative expenses to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

We expect the average rate of interest on net debt in 2017 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 150 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 3.7 billion in 2017.

Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

25

Unaudited Interim Report

for the six-month period ended

30 June 2017

1. Unaudited condensed consolidated interim financial statements

1.1. Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2017	2016

Revenue		27 104	20 206
Cost of sales		(10 674)	(8 002)
Gross profit		16 430	12 204

Distribution expenses		(2 840)	(1 964)
Sales and marketing expenses		(4 082)	(3 568)
Administrative expenses		(1 857)	(1 179)
Other operating income/(expenses)		408	422

Restructuring	7	(288)	(62)
Business and asset disposal	7	26	2
Acquisition costs business combinations	7	(25)	(79)
Profit from operations		7 773	5 775

Finance cost	8	(3 459)	(4 918)
Finance income	8	128	805
Net finance income/(cost)		(3 331)	(4 113)

Share of result of associates and joint ventures		124	3
Profit before tax		4 566	1 664

Income tax expense	9	(994)	(835)
Profit from continuing operations		3 572	829

Profit from discontinued operations	14	28	-

Profit of the year		3 600	829

Profit from continuing operations attributable to:
Equity holders of AB InBev		2 880	285
Non-controlling interest		692	544

Profit of the year attributable to:
Equity holders of AB InBev		2 908	285
Non-controlling interest		692	544

Basic earnings per share	15	1.48	0.17
Diluted earnings per share	15	1.45	0.17

Basic earnings per share from continuing operations	15	1.46	0.17
Diluted earnings per share from continuing operations	15	1.43	0.17

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.2. Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2017	2016

Profit	3 600	829

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	25	1
	25	1

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	3 586	(528)
Foreign exchange contracts recognized in equity in relation to the SAB combination	–	(4 185)
Effective portion of changes in fair value of net investment hedges	(496)	128
Cash flow hedges recognized in equity	(328)	(165)
Cash flow hedges reclassified from equity to profit or loss	50	(15)
	2 812	(4 765)

Other comprehensive income, net of tax	2 837	(4 764)

Total comprehensive income	6 437	(3 935)

Attributable to:
Equity holders of AB InBev	5 538	(4 651)
Non-controlling interest	899	716

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3. Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2017	31 December 2016 Adjusted[1]	31 December 2016 Reported[2]

ASSETS
Non-current assets
Property, plant and equipment	10	26 372	25 987	27 522
Goodwill	11	141 691	136 801	136 533
Intangible assets	12	45 916	44 524	44 568
Investments in associates and joint ventures		4 909	4 324	4 324
Investment securities		82	82	82
Deferred tax assets		1 516	1 261	1 261
Employee benefits		13	10	10
Derivatives	19	56	146	146
Trade and other receivables		901	874	874
		221 456	214 009	215 320

Current assets
Investment securities	13	2 912	5 659	5 659
Inventories		4 279	3 889	3 913
Income tax receivables		1 820	1 112	1 112
Derivatives	19	440	971	971
Trade and other receivables		6 216	6 366	6 391
Cash and cash equivalents	13	7 410	8 579	8 579
Assets classified as held for sale	14	7 404	16 499	16 439
		30 481	43 075	43 061
Total assets		251 937	257 084	258 381

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		26 481	23 769	23 769
Retained earnings		26 877	28 214	28 214
Equity attributable to equity holders of AB InBev		72 714	71 339	71 339

Non-controlling interests		10 765	10 086	10 086
		83 479	81 425	81 425
Non-current liabilities
Interest-bearing loans and borrowings	16	108 281	113 941	113 941
Employee benefits		3 026	3 014	3 014
Deferred tax liabilities		16 899	15 429	16 678
Derivatives	19	485	471	471
Trade and other payables	18	1 350	1 307	1 328
Provisions		1 432	1 459	1 409
		131 473	135 621	136 841
Current liabilities
Bank overdrafts	13	261	184	184
Interest-bearing loans and borrowings	16	11 223	8 618	8 618
Income tax payables		836	3 845	3 922
Derivatives	19	1 254	1 263	1 263
Trade and other payables	18	21 452	23 086	23 086
Provisions		710	869	869
Liabilities associated with assets held for sale	14	1 250	2 174	2 174
		36 986	40 039	40 116
Total equity and liabilities		251 937	257 084	258 381

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the preliminary allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

2 2016 amounts previously reported.

1.4 Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2016	1 736	17 620	(1 626)	-	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	-	-	-	-	-	-	-	285	285	544	829
Other comprehensive income				-
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(693)	-	-	(693)	293	(400)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	-	-	-	-	(4 185)	-	-	(4 185)	-	(4 185)
Cash flow hedges	-	-	-	-	-	(59)	-	-	(59)	(121)	(180)
Re-measurements of post-employment benefits	-	-	-	-	-	1	-	-	1	-	1
Total comprehensive income	-	-	-	-	-	(4 936)	-	285	(4 651)	716	(3 935)
Shares issued	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(51)	(3 596)	(3 647)	(489)	(4 136)
Treasury shares	-	-	27	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	-	75	-	-	-	75	(1)	74
Scope and other changes	-	-	-	-	-	-	-	(51)	(51)	39	(12)

As per 30 June 2016	1 736	17 620	(1 599)	-	1 339	(19 046)	1 253	32 587	33 890	3 847	37 737

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit	-	-	-	-	-	-	-	2 908	2 908	692	3 600
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-		-	2 919	-	-	2 919	171	3 090
Cash flow hedges	-	-	-	-	-	(314)	-	-	(314)	36	(278)
Re-measurements of post-employment benefits	-	-	-	-	-	25	-	-	25	-	25
Total comprehensive income	-	-	-	-	-	2 630	-	2 908	5 538	899	6 437
Dividends	-	-	-	-	-	-	(51)	(4 308)	(4 359)	(391)	(4 750)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	133	-	-	-	133	4	137
Scope and other changes	-	-	-	-	-	-	-	63	63	167	230

As per 30 June 2017	1 736	17 620	(8 980)	45 726	1 570	(12 996)	1 161	26 877	72 714	10 765	83 479

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 See Note 15 Changes in equity and earnings per share.

1.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2017	2016

OPERATING ACTIVITIES
Profit		3 600	829
Depreciation, amortization and impairment		2 109	1 559
Impairment losses on receivables, inventories and other assets		70	46
Additions/(reversals) in provisions and employee benefits		47	121
Net finance cost/(income)	8	3 331	4 113
Loss/(gain) on sale of property, plant and equipment and intangible assets		(12)	(21)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(44)	(4)
Equity-settled share-based payment expense	17	163	110
Income tax expense	9	994	835
Other non-cash items included in profit		(155)	(192)
Share of result of associates and joint ventures		(124)	(3)
Cash flow from operating activities before changes in working capital and use of provisions		9 979	7 393
Decrease/(increase) in trade and other receivables		303	(359)
Decrease/(increase) in inventories		(244)	(330)
Increase/(decrease) in trade and other payables		(2 411)	(984)
Pension contributions and use of provisions		(288)	(265)
Cash generated from operations		7 338	5 455

Interest paid		(2 881)	(1 078)
Interest received		461	244
Dividends received		60	6
Income tax paid		(961)	(2 174)
CASH FLOW FROM OPERATING ACTIVITIES		4 018	2 453

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		144	109
Sale of subsidiaries, net of cash disposed of	6	71	20
Acquisition of subsidiaries, net of cash acquired	6	(519)	(1 055)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 723)	(1 528)
Net of tax proceeds from the sale of assets held for sale	14/16	5 134	58
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	2 788	(55 905)
Net proceeds from sale/(acquisition) of other assets		(63)	-
Net repayments/(payments) of loans granted		282	2
CASH FLOW FROM INVESTING ACTIVITIES		6 114	(58 299)

FINANCING ACTIVITIES
Purchase of non-controlling interest	15	(63)	(10)
Proceeds from borrowings		10 103	65 257
Payments on borrowings		(15 342)	(6 456)
Cash net finance (cost)/income other than interests		(298)	85
Dividends paid		(4 475)	(3 929)
CASH FLOW FROM FINANCING ACTIVITIES		(10 075)	54 947

Net increase/(decrease) in cash and cash equivalents		57	(899)

Cash and cash equivalents less bank overdrafts at beginning of year		8 395	6 910
Effect of exchange rate fluctuations		(1 303)	(16)
Cash and cash equivalents less bank overdrafts at end of period	13	7 149	5 995

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.6 Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Assets classified as held for sale and discontinued operations	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Supplemental guarantor financial information	23

Events after the balance sheet date	24

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2017 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements as of 30 June 2017 and for the six-month periods ended 30 June 2017 and 30 June 2016 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 26 July 2017.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2016. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2017 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2016, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2017, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Busch, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2016 and in the six-month period ended 30 June 2017.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Argentinean peso	16.598538	14.920060	15.675828	14.127933
Australian Dollar	1.301349	-	1.330681	-
Brazilian real	3.308202	3.209806	3.183660	3.750743
Canadian dollar	1.295566	1.295622	1.338806	1.319418
Colombian peso	3 042.60	2 915.01	2 923.89	3 127.89
Chinese yuan	6.781016	6.643401	6.882250	6.520308
Euro	0.876270	0.900739	0.923949	0.897703
Mexican peso	17.897306	18.911169	19.517713	17.780874
Pound sterling	0.770531	0.744461	0.791875	0.693730
Peruvian nuevo sol	3.254739	3.277333	3.276519	3.394411
Russian ruble	59.087660	64.255885	57.627955	69.676616
South Korean won	1 143.96	1 151.84	1 142.09	1 179.64
South African rand	13.073974	-	13.293656	-
Turkish lira	3.516826	-	3.604220	-
Ukrainian hryvnia	26.099660	24.854143	26.786565	25.548652

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2017:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2017, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of the above standards and, apart from changes in the presentation of operating leases in the balance sheet, does not expect material impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2016. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3. AB InBev is fully consolidating SAB in the AB InBev consolidated financial statements as of the fourth quarter 2016.

5. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Given the transformational nature of the transaction with SAB, that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2016 segment reporting for purposes of result announcement and internal review by management. This presentation (further referred to as the “2016 Reference base”) includes, for comparative purposes, the SAB results as from the 1st January 2016. The tables below provide the segment information per segment for the six-month period ended 30 June 2016 and 2017 in the format that is used by management to monitor performance. The former SAB geographies: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the 2016 Reference Base.

The 2016 Reference Base and 2017 segment reporting exclude the results of the SAB businesses sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally. The 2016 Reference Base and 2017 segment reporting also exclude the results of the Central and Eastern Europe business and the stake in Distell. The results of the Central and Eastern Europe business were reported as “Results from discontinued operations” until the completion of the sale that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA.

The differences between the 2016 Reference base and the 2016 unaudited income statement as Reported represent the effect of the combination with SAB.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2017, except for segment assets (non-current) as adjusted comparatives at 31 December 2016.

SEGMENT REPORTING (REFERENCE BASE)

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Effect of acquisition		Consolidated
	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Bridge to Reported	2017	2016 Reported

Volumes	57	58	53	53	57	57	16	15	70	58	53	52	1	1		(74)	306	220
Revenue	7 786	7 795	4 259	4 124	4 365	3 821	1 523	1 231	5 145	4 142	3 856	3 659	170	757		(5 323)	27 104	20 206
Normalized EBITDA	3 149	3 116	1 998	1 903	1 699	1 761	666	584	1 489	1 209	1 412	1 181	(250)	(407)		(1 873)	10 162	7 474
Normalized EBITDA margin %	40.4%	40.0%	46.9%	46.2%	38.9%	46.1%	43.7%	47.5%	28.9%	29.2%	36.6%	32.3%	–	–		–	37.5%	37.0%
Depreciation, amortization and impairment	(404)	(393)	(302)	(315)	(406)	(357)	(101)	(87)	(408)	(333)	(353)	(368)	(127)	(116)		410	(2 103)	(1 559)
Normalized profit from operations (EBIT)	2 744	2 723	1 695	1 589	1 292	1 404	565	497	1 081	876	1 059	813	(378)	(523)		(1 464)	8 059	5 915

SEGMENT REPORTING (2016 REPORTED)

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Volume	57	58	53	22	57	56	16	15	70	22	53	46	1	1	306	220
Revenue	7 786	7 795	4 259	1 892	4 365	3 709	1 523	1 231	5 145	1 958	3 856	2 863	170	758	27 104	20 206
Normalized EBITDA	3 149	3 116	1 998	867	1 699	1 735	666	584	1 489	495	1 412	862	(250)	(185)	10 162	7 474
Normalized EBITDA margin %	40.4%	40.0%	46.9%	45.8%	38.9%	46.7%	43.7%	47.5%	28.9%	25.3%	36.6%	30.1%	–	–	37.5%	37.0%
Depreciation, amortization and impairment	(404)	(393)	(302)	(166)	(406)	(344)	(101)	(87)	(408)	(165)	(360)	(313)	(127)	(91)	(2 103)	(1 559)
Normalized profit from operations (EBIT)	2 744	2 723	1 695	701	1 292	1 391	565	497	1 081	329	1 059	549	(378)	(275)	8 059	5 915
Exceptional items (refer Note 7)	30	(11)	(72)	(4)	(9)	(3)	(10)	(3)	(85)	(18)	(37)	(24)	(104)	(77)	(287)	(139)
Profit from operations (EBIT)	2 774	2 712	1 623	697	1 283	1 388	555	494	996	311	1 022	525	(482)	(352)	7 773	5 775
Net finance income/(cost)															(3 331)	(4 113)
Share of results of associates and joint ventures															124	3
Income tax expense															(994)	(835)
Profit from continuing operations															3 572	829
Discontinued operations															28	–
Profit/(loss)															3 600	829

Segment assets (non-current)	62 937	62 467	73 869	70 970	13 635	13 614	2 314	2 357	44 046	40 986	22 464	21 344	2 193	2 272	221 456	214 009
Gross capex	252	366	326	194	269	302	109	153	408	171	259	247	75	58	1 698	1 492

1 2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the preliminary allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

COMBINATION WITH SAB

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests are based on the current best estimate of AB InBev’s management with input from independent third parties.

IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the revised purchase price allocation of the SAB business with adjustments being retrospectively applied as of 10 October 2016:

Million US dollar	Provisional fair values Reported 2016	Adjustments	Provisional fair values Adjusted 2016

Non-current assets
Property, plant and equipment	9 060	(1 535)	7 525
Intangible assets	20 040	(44)	19 996
Investment in associates	4 386	-	4 386
Investment securities	21	-	21
Deferred tax assets	179	-	179
Derivatives	579	-	579
Trade and other receivables	59	-	59

Current assets
Inventories	977	(24)	953
Income tax receivable	189	-	189
Derivatives	60	-	60
Trade and other receivables	1 257	(22)	1 235
Cash and cash equivalents	1 410	-	1 410
Assets held for sale	24 805	60	24 865

Non-current liabilities
Interest-bearing loans and borrowings	(9 021)	-	(9 021)
Employee benefits	(195)	-	(195)
Deferred tax liabilities	(5 801)	1 249	(4 552)
Derivatives	(24)	-	(24)
Trade and other payables	(146)	21	(125)
Provisions	(688)	(50)	(738)

Current liabilities
Bank overdraft	(212)	-	(212)
Interest-bearing loans and borrowings	(2 849)	-	(2 849)
Income tax payable	(4 310)	77	(4 233)
Derivatives	(156)	-	(156)
Trade and other payables	(3 520)	-	(3 520)
Provisions	(847)	-	(847)

Net identified assets and liabilities	35 253	(268)	34 985

Non-controlling interests	(6 200)	-	(6 200)

Goodwill on acquisition	74 083	268	74 351

Purchase consideration	103 136	-	103 136

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2016 is immaterial.

OTHER ACQUISITIONS AND DISPOSALS

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2017 and 30 June 2016:

Million US dollar	2017 Acquisitions	2016 Acquisitions	2017 Disposal	2016 Disposal

Non-current assets
Property, plant and equipment	70	169	-	(13)
Intangible assets	430	545	-	(6)
Investments in associates	-	62	-	-
Employee benefits	-	3	-	-
Deferred tax assets	1	1	-	-

Current assets
Inventories	2	22	-	(1)
Trade and other receivables	10	21	-	-
Cash and cash equivalents	2	19	-	-

Non-current liabilities
Interest-bearing loans and borrowings	-	(9)	-	-
Trade and other payables	-	(46)	-	-
Employee benefits	-	(1)	-	-

Current liabilities

Interest-bearing loans and borrowings	-	(3)	-	-
Trade and other payables	(11)	(35)	-	-

Net identifiable assets and liabilities	503	748	-	(20)

Non-controlling interest	(114)	(15)	-	-

Goodwill on acquisitions and goodwill disposed of	135	313	-	6
Loss/(gain) on disposal		-	(42)	(1)
Prior year payments	-	(143)	-	-
Consideration to be paid	(119)	(91)	-	(5)
Net cash paid on prior years acquisitions	116	31	-	-
Consideration paid/(received)	521	843	(42)	(20)

Cash (acquired)/ disposed of	(2)	(18)	-

Net cash outflow / (inflow)	519	825	(42)	(20)

In December 2016, AB InBev entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed.

During 2017, AB InBev collected 42m US dollar proceeds from prior years’ sale of SeaWorld to Blackstone.

During the first six months of 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

The company undertook a series of additional acquisitions and disposals during the first six months of 2016 and 2017, with no significant impact in the company’s condensed consolidated interim income statement.

7.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Restructuring	(288)	(62)
Acquisition costs business combinations	(25)	(79)
Business and asset disposal (including impairment losses)	26	2
Impact on profit from operations	(287)	(139)

The exceptional restructuring charges for the six-month period ended 30 June 2017 total (288)m US dollar. These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (25)m US dollar by the end of June 2017, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals resulted in a net gain of 26m US dollar as per 30 June 2017 mainly attributable to proceeds from prior years’ sale of SeaWorld to Blackstone.

The exceptional restructuring charges for the six-month period ended 30 June 2016 total (62)m US dollar. These charges primarily relate to organizational alignments in EMEA and Asia Pacific.

Acquisition costs of business combinations amount to (79)m US dollar by the end of June 2016, primarily related to costs incurred in relation to the combination with SAB.

The company incurred exceptional net finance cost of (211)m US dollar for the six-month period ended 30 June 2017 (30 June 2016: (2 168)m US dollar cost) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2017 decreased income taxes by 37m US dollar (30 June 2016: 18m US dollar decrease of income taxes).

Non-controlling interest on the exceptional items amounts to 9m US dollar for the six-month period ended 30 June 2017 (30 June 2016: 2m US dollar).

8.  FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2017	2016

Interest expense	(2 181)	(1 812)
Capitalization of borrowing costs	10	9
Net interest on net defined benefit liabilities	(55)	(59)
Accretion expense	(303)	(263)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(181)	(119)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(445)	-
Tax on financial transactions	(25)	(24)
Other financial costs, including bank fees	(68)	(43)
	(3 248)	(2 311)

Exceptional finance cost	(211)	(2 607)
	(3 459)	(4 918)

Finance costs, excluding exceptional items, increased by 937m US dollar from prior year mainly as a result of interest expense on the bonds issued in 2016 and the financing entered into to fund the combination with SAB, as well as interest expenses on the legacy debt of SAB.

Mark-to-market result on certain derivatives related to the hedging of share-based payment programs reached net losses of 135m US dollar in 30 June 2017 (30 June 2016: 306m US dollar income).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Exceptional net finance cost for the six-month period ended 30 June 2017 includes:

-

71m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2016: 146m US dollar income). By 30 June 2017, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 15 Changes in equity and earnings per share;

-

69m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2016: 166m US dollar income);

-

71m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement. The accelerated accretion follows the repayment of 6.0 and 2.0 billion US dollar in April and June 2017, respectively. See also Note 16 Interest-bearing loans and borrowings;

2016 exceptional finance cost mainly relates to 2 365m US dollar negative mark-to-market adjustments related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting as per IFRS rules and 242m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement, as well as commitment fees and other fees.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments of the 31 December 2016 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2017	2016

Interest income	114	256
Net gains on hedging instruments that are not part of a hedge accounting relationship	-	90
Other financial income	14	20
	128	366

Exceptional finance income	-	439
	128	805

Finance income, excluding exceptional items, decreased by 238m US dollar.

No interest income was recognized on impaired financial assets.

9.   INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Current tax expense
Current year	(706)	(950)
Deferred tax (expense)/income	(288)	115
Total income tax expense in the income statement	(994)	(835)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2017	2016

Profit before tax	4 566	1 664
Deduct share of result of associates and joint ventures	124	3
Profit before tax and before share of result of associates and joint ventures	4 442	1 661

Adjustments on taxable basis
Foreign source income	(337)	(428)
Government incentives	(336)	(362)
Taxable intercompany dividends	-	459
Expenses not deductible for tax purposes	811	2 544
Other non-taxable income	(121)	(137)
	4 459	3 737

Aggregated weighted nominal tax rate	27.5%	30.4%

Tax at aggregated weighted nominal tax rate	(1 225)	(1 136)

Adjustments on tax expense
Utilization of tax losses not previously recognized	28	10
Recognition of deferred taxes assets on previous years’ tax losses	-	11
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(142)	(244)
(Underprovided)/overprovided in prior years	137	(35)
Deductions from interest on equity	222	351
Deductions from goodwill	28	30
Other tax deductions	111	301
Withholding taxes	(136)	(139)
Other tax adjustments	(16)	16
	(994)	(835)

Effective tax rate	22.4%	50.2%

The total income tax expense for the six-month period ended 30 June 2017 amounts to 994m US dollar compared to 835m US dollar for the same period 2016. The effective tax rate decrease from 50.2% for the six-month period ended 30 June 2016 to 22.4% for the six-month period ended 30 June 2017. The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2017				31 December 2016
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year as reported	12 483	30 611	2 561	45 655	35 329
Adjustments	(556)	(980)	-	(1 535)	-
Balance at end of previous year as adjusted	11 927	29 631	2 561	44 120	35 329
Effect of movements in foreign exchange	278	751	112	1 141	(156)
Acquisitions	85	525	879	1 489	4 395
Acquisitions through business combinations	32	38	-	70	9 346
Disposals	(72)	(514)	(9)	(594)	(1 683)
Disposals through the sale of subsidiaries	-	-	-	-	(88)
Transfer (to)/from other asset categories and other movements[1]	166	1 025	(1 271)	(80)	(1 487)
Balance at end of the period	12 416	31 457	2 272	46 145	45 655

Depreciation and impairment losses
Balance at end of previous year	(3 065)	(15 068)	-	(18 133)	(16 377)
Effect of movements in foreign exchange	(54)	(312)	-	(366)	(190)
Depreciation	(233)	(1 501)	-	(1 734)	(2 986)
Disposals	50	380	-	429	1 431
Disposals through the sale of subsidiaries	-	-	-	-	(27)
Impairment losses	-	(19)	-	(19)	(39)
Transfer to/(from) other asset categories and other movements[1]	6	43	-	49	56
Balance at end of the period	(3 296)	(16 477)	-	(19 773)	(18 132)

Carrying amount
at 31 December 2016 as reported	9 418	15 543	2 561	27 522	27 522
at 31 December 2016 as adjusted	8 862	14 563	2 561	25 987	25 987
at 30 June 2017	9 120	14 980	2 271	26 372	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 16m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 825m US dollar as at 30 June 2017 compared to 816m US dollar as at 31 December 2016.

AB InBev’s net capital expenditures amounted to 1 579m US dollar in the first half of 2017 and 1 419m US dollar the first half of 2016. Out of the total 2017 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2017 of leased land and buildings was 310m US dollar (31 December 2016: 302m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

11.	GOODWILL

Million US dollar	30 June 2017	31 December 2016

Acquisition cost
Balance at end of previous year as reported	136 566	65 099
Adjustments	268	-
Balance at end of previous year as adjusted	136 835	65 099
Effect of movements in foreign exchange	3 978	(2 222)
Disposals through the sale of subsidiaries	-	(187)
Acquisitions through business combinations	135	74 886
Reclassified as held for sale	-	(1 008)
Other movements	783	-
Balance at end of the period	141 732	136 566

Impairment losses
Balance at end of previous year	(34)	(38)
Impairment losses	(6)	-
Effect of movements in foreign exchange and other movements	(1)	4
Balance at end of the period	(41)	(34)

Carrying amount
at 31 December 2016 as reported	136 533	136 533
at 31 December 2016 as adjusted	136 801	136 801
at 30 June 2017	141 691	-

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

The allocation of the purchase price related to the SAB combination was only provisionally determined as at 31 December 2016. The completion of the purchase price allocation may result in further adjustment to the carrying value of SAB’s recorded assets, liabilities and non-controlling interests and the determination of any residual amount that will be allocated to goodwill. The company expects to complete the allocation of goodwill to the business units during 2017, as permitted by IFRS 3 Business combinations and IAS 36 Impairment of assets.

12.	INTANGIBLE ASSETS

	30 June 2017					31 December 2016
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year as reported	42 077	2 715	1 872	306	46 970	31 719
Adjustments	-	-	(44)	-	(44)	-
Balance at end of previous year as adjusted	42 077	2 715	1 828	306	46 926	31 719
Effect of movements in foreign exchange	1 080	22	94	71	1 266	(805)
Acquisitions through business combinations	393	-	32	5	430	20 723
Acquisitions and expenditures	7	11	79	42	139	563
Disposals through the sales of subsidiaries	-	-	-	-	-	-
Disposals	-	(6)	(44)	(19)	(69)	(161)
Transfer (to)/from other asset categories and other movements[1]	(48)	9	(11)	12	(38)	(5 070)
Balance at end of period	43 509	2 750	1 977	417	48 653	46 969

Amortization and impairment losses
Balance at end of previous year	(32)	(1 124)	(1 151)	(94)	(2 401)	(2 042)
Effect of movements in foreign exchange	-	(29)	(73)	-	(103)	34
Amortization	-	(98)	(148)	(4)	(251)	(446)
Impairment losses	-	-	-	-	-	(3)
Disposals through the sales of subsidiaries	-	-	-	-	-	-
Disposals	-	6	38	9	52	142
Transfer to/(from) other asset categories and other movements[1]	-	2	(31)	(6)	(35)	(86)
Balance at end of period	(32)	(1 244)	(1 365)	(96)	(2 737)	(2 401)

Carrying value
at 31 December 2016 as reported	42 045	1 591	720	212	44 568	44 568
at 31 December 2016 as adjusted	42 045	1 591	677	212	44 525	44 647
at 30 June 2017	43 477	1 506	612	321	45 916	-

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2017	31 December 2016

Short-term bank deposits	2 963	3 231
Treasury Bills	-	250
Cash and bank accounts	4 447	5 098
Cash and cash equivalents	7 410	8 579

Bank overdrafts	(261)	(184)
	7 149	8 395

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2017	31 December 2016

Current investments
Debt securities held for trading	2 912	5 659
	2 912	5 659

As of 30 June 2017, current debt securities of 2.9 billion US dollar mainly represented investments in US Treasury Bills. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The cash outstanding per 30 June 2017 includes restricted cash for an amount of 2m US dollar (31 December 2016: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	ASSETS CLASSIFIED AS HELD FOR SALE, LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	30 June 2017	31 December 2016

Balance at the end of previous year as reported	16 439	48
Adjustments	60	–
Balance at the end of previous year as adjusted	16 499	48
Combination with SAB	–	24 805
Proceeds from SAB transaction-related divestitures	(8 649)	(16 342)
Reclassified to assets held for sale in the period	–	7 959
Disposals through sales of subsidiaries	–	(28)
Effect of movements in foreign exchange	410	(51)
Other movements	(856)	48
Balance at the end of year as reported	7 404	16 439
Balance at the end of year as adjusted	–	16 499

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	30 June 2017	31 December 2016

Balance at the end of previous year	2 174	-
Reclassified to assets held for sale in the period	–	2 174
Effect of movements in foreign exchange	32	–
Other movements	(956)	–
Balance at the end of year	1 250	2 174

Amounts recognized as assets held for sale as at 30 June 2017 are mainly related to the agreement reached in December 2016 between the Coca-Cola Company and the company regarding the transition of the company’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya,

Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. In addition, in 2016, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the company’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. The transactions are subject to the relevant regulatory and minority approvals and are expected to close by the end of 2017.

Proceeds from assets held for sale in the period relate to the completion of the divestitures of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania, and the completion of the sale of the company’s indirect shareholding in Distell Group Limited in South Africa to the Public Investment Corporation Limited. The results of the Central and Eastern European businesses acquired through the SAB combination exclusively with a view to resale, qualified as discontinued operations and have been presented as such in these consolidated financial statements until the completion of the disposal on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the disposal on 12 April 2017.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2017:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	–	–
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar

At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	–	–	–
	85.5	(8 980)	(1 452)

As at 30 June 2017, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 85 540 392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 Restricted Shares. As at 30 June 2017, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report for the year ended 31 December 2016.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2017, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 63m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

On 29 October 2015, an interim dividend of 1.60 euro per share or 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 27 April 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or 5 776m euro. The dividend was paid out on 3 May 2016.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2017, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 4 May 2017, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar (3 May 2016: 2.00 euro per share or approximately 51m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. As of 30 June 2017, the outstanding balance of loaned securities amounted to 19 million, of which 15 million were used to fulfil stock option plan commitments. As of 30 June 2016, the outstanding balance of loaned securities amounted to 15 million, of which 12 million were used to fulfil stock option plan commitments.

AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	2 919	-	-	2 919
Cash flow hedges	-	(314)	-	(314)
Re-measurements of post-employment benefits	-	-	25	25
Total comprehensive income	2 919	(314)	25	2 630
As per 30 June 2017	(11 839)	430	(1 587)	(12 996)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(693)	-	-	(693)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	(4 185)	-	(4 185)
Cash flow hedges	-	(59)	-	(59)
Re-measurements of post-employment benefits	-	-	1	1
Total comprehensive income	(693)	(4 244)	1	(4 936)
As per 30 June 2016	(12 186)	(5 461)	(1 399)	(19 046)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to equity holders of AB InBev of 2 908m US dollar (30 June 2016: 285m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Issued ordinary shares at 1 January, net of treasury shares	1 608	1 606
Effect of restricted shares related to the SAB combination	326	-
Effect of shares issued and share buyback programs	-	1
Effect of stock lending	14	11
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary and restricted shares at 30 June	1 970	1 641

The calculation of diluted earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to equity holders of AB InBev of 2 908m US dollar (30 June 2016: 285m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Weighted average number of ordinary and restricted shares at 30 June	1 970	1 641
Effect of share options, warrants and restricted stock units	39	32
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 009	1 673

The calculation of earnings per share before exceptional items and discontinued operations for the six-month period ended 30 June 2017 is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Profit before exceptional and discontinued operations, attributable to equity holders of AB InBev	3 331	2 571
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(241)	(119)
Exceptional finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer to Note 8)	(211)	(2 168)
Profit from discontinued operations	28	-
Profit attributable to equity holders of AB InBev	2 908	285

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2017	2016

Profit attributable to equity holders of AB InBev	2 908	285
Weighted average number of ordinary and restricted shares	1 970	1 641
Basic EPS from continuing and discontinued operations	1.48	0.17

Profit from continuing operations attributable to equity holders of AB InBev	2 880	285
Weighted average number of ordinary and restricted shares	1 970	1 641
Basic EPS from continuing operations	1.46	0.17

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	3 331	2 571
Weighted average number of ordinary and restricted shares	1 970	1 641
EPS from continuing operations before exceptional items	1.69	1.57

Profit attributable to equity holders of AB InBev	2 908	285
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing and discontinued operations	1.45	0.17

Profit from continuing operations attributable to equity holders of AB InBev	2 880	285
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing operations	1.43	0.17

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	3 331	2 571
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing operations before exceptional items	1.66	1.54

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2017.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2017	31 December 2016

Secured bank loans	268	210
Unsecured bank loans	204	8 266
Unsecured bond issues	107 567	105 146
Unsecured other loans	47	111
Finance lease liabilities	195	208
	108 281	113 941

CURRENT LIABILITIES Million US dollar	30 June 2017	31 December 2016

Secured bank loans	1 791	652
Commercial papers	2 140	2 053
Unsecured bank loans	914	1 396
Unsecured bond issues	6 341	4 481
Unsecured other loans	11	10
Finance lease liabilities	26	26
	11 223	8 618

The current and non-current interest-bearing loans and borrowings amount to 119.5 billion US dollar as of 30 June 2017, compared to 122.6 billion US dollar as of 31 December 2016.

Commercial papers amount to 2.1 billion US dollar as of 30 June 2017 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During the first six months of 2017, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
9 May 2017	1 300	Canadian dollar	2.600%	15 May 2024
9 May 2017	700	Canadian dollar	4.320%	15 May 2047
15 May 2017	650	Pound sterling	1.750%	7 March 2025
15 May 2017	700	Pound sterling	2.250%	24 May 2029
15 May 2017	900	Pound sterling	2.850%	25 May 2037

In connection with the combination with SAB, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The financing consisted of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 senior facilities agreement”).

During the first half of 2016, AB InBev cancelled the Bridge to Cash / DCM Facilities A & B and Term Facility A for a total of 55 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the issuance of bonds to pre-finance the SAB combination.

On 6 October 2016, the company drew down 8.0 billion US dollar under the Term Facility B and 10.0 billion US dollar under the Disposal Bridge Facility to finance the acquisition of SAB and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion US dollar of the Term Facility B. On 20 October 2016, the company fully repaid the Disposal Bridge Facility, following completion of the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business – see also Note 6 – Acquisitions and disposals of Subsidiaries of the 31 December 2016 consolidated financial statements.

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Facility B and on 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar credit facilities raised in October 2015 to finance the combination with SAB. A summation of the Facilities, related cancellations and drawdowns as of 30 June 2017 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion US dollar)	2016 Cancellation (billion US dollar)	October 2016 Drawdown (billion US dollar)	October 2016 Repayment (billion US dollar)	April 2017 Repayment (billion US dollar)	June 2017 Repayment (billion US dollar)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	-	-	-	-
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	-	6.0	2.0
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	-	(10.0)	10.0	-	-
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	-	-	-	-
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	-	-	-	-
			75.0	(57.0)	(18.0)	10.0	6.0	2.0

The facilities bear interest rate calculated at LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility were determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Term Facility B, the margin ranged between 1.00% per annum and 1.45% per annum.

Customary commitment fees were payable on any undrawn but available funds under the 2015 senior facilities agreement. These fees were recorded in 2016 as exceptional finance cost.

As at 30 June 2017, there are no amounts drawn down under the 9.0 billion US dollar 2010 senior facilities.

On 19 April 2017, the company announced the final results of U.S. private exchange offers for any and all of the outstanding notes listed below in exchange for a combination of AB InBev’s notes due 2048 and cash:

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (Million US dollar)	Principal amount outstanding exchanged[1] (Million US dollar)	Principal amount not exchanged (Million US dollar)
Anheuser-Busch Companies	7.55% Debentures due 2030	200 000	74 046	125 954
Anheuser-Busch Companies	6.80% Debentures due 2031	200 000	19 986	180 014
Anheuser-Busch Companies	6.80% Debentures due 2032	300 000	126 932	173 068
Anheuser-Busch Companies	5.95% Debentures due 2033	300 000	148 183	151 817
Anheuser-Busch Companies	5.75% Debentures due 2036	300 000	192 686	107 314
Anheuser-Busch Companies	6.45% Debentures due 2037	500 000	252 556	247 444
Anheuser Busch InBev Worldwide Inc.	6.375% Notes due 2040	500 000	255 575	244 425
Anheuser-Busch Companies	6.00% Debentures due 2041	250 000	83 583	166 417
Anheuser-Busch Companies	6.50% Debentures due 2042	250 000	74 449	175 551
Anheuser-Busch Companies	6.50% Debentures due 2043	300 000	122 392	177 608

The new notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

AB InBev is in compliance with all its debt covenants as of 30 June 2017. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	2 059	1 791	155	44	21	48
Commercial papers	2 140	2 140	-	-	-	-
Unsecured bank loans	1 118	914	156	46	2	-
Unsecured bond issues	113 908	6 341	10 555	9 576	15 965	71 471
Unsecured other loans	58	11	10	7	4	26
Finance lease liabilities	221	26	28	30	39	98
	119 504	11 223	10 904	9 703	16 031	71 643

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	862	652	107	26	21	56
Commercial papers	2 053	2 053	-	-	-	-
Unsecured bank loans	9 662	1 396	195	91	7 980	-
Unsecured bond issues	109 627	4 481	6 234	10 032	18 697	70 183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105
	122 559	8 618	6 582	10 195	26 766	70 398

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 109.1 billion US dollar as of 30 June 2017, from 108.0 billion US dollar as of 31 December 2016. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (8.6 billion US dollar), the payment of taxes on disposals completed in 2016 (3.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.5 billion US dollar), the payment of interests and taxes (3.4 billion US dollar) and the impact of changes in foreign exchange rates (3.1 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

[1]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules.

Million US dollar	30 June 2017	31 December 2016

Non-current interest-bearing loans and borrowings	108 281	113 941
Current interest-bearing loans and borrowings	11 223	8 618
	119 504	122 559
Bank overdrafts	261	184
Cash and cash equivalents	(7 410)	(8 579)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(341)	(528)
Debt securities (included within Investment securities)	(2 933)	(5 683)
Net debt	109 081	107 953

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 164m US dollar for six-month period ended 30 June 2017, as compared to 113m US dollar for the six-month period ended 30 June 2016.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 32m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2017 representing a fair value of approximately 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2017 AB InBev issued 1.5m LTI stock options with an estimated fair value of 27m US dollar, all options relate to AB InBev shares.

Exceptional incentive stock options

During 2017, approximately 5.0m options were granted to a selected group of members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 90m US dollar.

The options have a duration of 10 years from grant and vest on 01 January 2022. The options only become exercisable provided a performance test is met. Members of the Executive Board of Management were granted an aggregate amount of 1.8m options under this program.

During 2017, approximately 0.2m options were granted to employees of SAB. The grant results from the commitment that AB InBev has made under the terms of the combination with SAB, that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with SAB. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 3m US dollar.

The options have a duration of 10 years as from granting and vest after 3 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which will substitute the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2017, approximately 0.3m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.2m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2017, 0.1m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. During the reporting period in 2017, 0.7m options were granted under the program to a member of the Executive Board of Management. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 15m US dollar.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2017, employees purchased 0.1m shares under this program for the equivalent of 5m US dollar. Out of these, 0.1m shares were purchased by a member of the Executive Board of Management.

In 2017, the Remuneration Committee did not approve the early release of any unvested options.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.4 m restricted stock units in 2017 with an estimated fair value of 2m US dollar.

18. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2017	31 December 2016 (as adjusted)

Indirect taxes payable	157	159
Trade payables	163	465
Deferred consideration on acquisitions	546	379
Other payables	484	304
	1 350	1 307
CURRENT TRADE AND OTHER PAYABLES
Million US dollar	30 June 2017	31 December 2016

Trade payables and accrued expenses	13 075	14 071
Payroll and social security payables	976	1 027
Indirect taxes payable	2 287	2 750
Interest payable	1 671	1 797
Consigned packaging	1 087	974
Dividends payable	629	447
Deferred income	49	52
Deferred consideration on acquisitions	1 487	1 640
Other payables	191	327
	21 452	23 086

Deferred consideration on acquisitions is mainly comprised of 1.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2016 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2017 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2017					31 December 2016
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	12 137	291	-	-	-	22 396	96	-	-	-
Foreign currency futures	449	-	-	-	-	610	-	-	-	-

Interest rate
Interest rate swaps	91	2 325	1 750	1 883	88	1 292	1 075	2 250	784	3 630
Cross currency interest rate swaps	802	1 797	-	4 300	778	1 553	785	1 796	460	1 134
Interest rate futures	-	-	5	-	-	-	-	46	77	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	565

Commodities
Aluminum swaps	1 100	28	-	-	-	1 211	31	-	-	-
Other commodity derivatives	1 037	45	-	-	-	1 124	189	-	-	-

Equity
Equity derivatives	11 164	100	-	-	-	10 087	235	-	-	-

FOREIGN EXCHANGE RISK ON THE COMBINATION WITH SAB

During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules.

As of 30 June 2016, financial instrument for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to-market of 4 186m US dollar loss was reported in equity in 2016 and financial instruments for approximately 25.3 billion US dollar did not qualify for hedge accounting and a mark-to-market of 2 365m US dollar loss was reported as an exceptional finance cost in the profit and loss account in 2016- see Note 8 Finance cost and income.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share) and the restricted shares issued in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2017, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 275m US dollar (30 June 2016: 306m US dollar income) recognized in the profit or loss account for the period, of which 135m US dollar related to the company’s share-based payment programs, 71m US dollar and 69m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 2.2 billion US dollar between 2012 and 2016 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2017
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(2 059)	(2 119)	(1 809)	(163)	(50)	(30)	(67)
Commercial papers	(2 140)	(2 141)	(2 141)	-	-	-	-
Unsecured bank loans	(1 118)	(1 147)	(929)	(162)	(50)	(6)	-
Unsecured bond issues	(113 908)	(169 522)	(10 812)	(14 656)	(13 140)	(22 233)	(108 681)
Unsecured other loans	(58)	(107)	(18)	(23)	(13)	(8)	(45)
Finance lease liabilities	(221)	(322)	(43)	(42)	(38)	(64)	(135)
Bank overdraft	(261)	(261)	(261)	-	-	-	-
Trade and other payables	(23 084)	(23 604)	(21 861)	(366)	(217)	(334)	(826)
	(142 849)	(199 223)	(37 874)	(15 412)	(13 508)	(22 675)	(109 754)
Derivative financial assets/(liabilities)
Interest rate derivatives	(67)	(67)	(1)	(2)	8	7	(79)
Foreign exchange derivatives	(226)	(235)	(219)	(16)	-	-	-
Cross currency interest rate swaps	(333)	(462)	15	(60)	74	(400)	(91)
Commodity derivatives	59	59	62	(3)	-	-	-
Equity derivatives	(676)	(737)	(738)	1	-	-	-
	(1 243)	(1 442)	(881)	(80)	82	(393)	(170)

Of which: related to cash flow hedges	(169)	(229)	(136)	(13)	3	4	(88)

	31 December 2016
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(862)	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2 053)	(2 054)	(2 054)	-	-	-	-
Unsecured bank loans	(9 662)	(11 057)	(1 618)	(535)	(365)	(8 535)	(4)
Unsecured bond issues	(109 627)	(162 300)	(7 284)	(10 262)	(13 713)	(25 383)	(105 658)
Unsecured other loans	(122)	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(234)	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	(184)	-	-	-	-
Trade and other payables	(24 879)	(25 398)	(23 717)	(449)	(209)	(331)	(692)
	(147 623)	(202 555)	(35 604)	(11 445)	(14 397)	(34 392)	(106 717)
Derivative financial assets/(liabilities)
Interest rate derivatives	(267)	(269)	5	3	(13)	(35)	(229)
Foreign exchange derivatives	47	42	44	(2)	-	-	-
Cross currency interest rate swaps	(32)	(58)	22	(97)	-	55	(38)
Commodity derivatives	125	117	107	10	-	-	-
Equity derivatives	(490)	(499)	(499)	-	-	-	-
	(617)	(667)	(321)	(86)	(13)	20	(267)

Of which: related to cash flow hedges	28	6	176	(112)	(2)	-	(56)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016

Foreign currency
Forward exchange contracts	150	492	(377)	(441)	(227)	51
Foreign currency futures	1	3	-	(7)	1	(4)

Interest rate
Interest rate swaps	25	26	(10)	(216)	13	(190)
Cross currency interest rate swaps	56	182	(389)	(214)	(333)	(32)
Other interest rate derivatives	-	-	(80)	(77)	(80)	(77)

Commodities
Aluminum swaps	107	69	(7)	(8)	100	61
Sugar futures	-	22	(31)	(5)	(31)	17
Wheat futures	18	52	(20)	(30)	(2)	22
Other commodity derivatives	13	46	(21)	(21)	(8)	25

Equity
Equity derivatives	128	225	(804)	(715)	(676)	(490)
	496	1 117	(1 739)	(1 734)	(1 243)	(617)

Of which:
Non-current	56	146	(485)	(471)	(429)	(325)
Current	440	971	(1 254)	(1 263)	(814)	(292)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	2 877	-	-
Derivatives at fair value through profit and loss	-	6	-
Derivatives in a cash flow hedge relationship	-	227	-
Derivatives in a fair value hedge relationship	16	220	-
Derivatives in a net investment hedge relationship	-	27	-
	2 893	480	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 989
Derivatives at fair value through profit and loss	-	971	-
Derivatives in a cash flow hedge relationship	31	365	-
Derivatives in a fair value hedge relationship	-	111	-
Derivatives in a net investment hedge relationship	-	261	-
	31	1 708	1 989

Fair value hierarchy 31 December 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	5 659	-	-
Derivatives at fair value through profit and loss	1	338	-
Derivatives in a cash flow hedge relationship	30	549	-
Derivatives in a fair value hedge relationship	-	54	-
Derivatives in a net investment hedge relationship	-	145	-
	5 690	1 086	-

Financial Liabilities
Non-derivatives recognized at fair value	-	1 485	-
Deferred consideration on acquisitions at fair value	-	-	1 826
Derivatives at fair value through profit and loss	3	818	-
Derivatives in a cash flow hedge relationship	27	524	-
Derivatives in a fair value hedge relationship	-	354	-
Derivatives in a net investment hedge relationship	-	8	-
	30	3 189	1 826

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2017, the put option was valued 1 556m US dollar (31 December 2016: 1 497m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	496	496	(491)	5
Derivative liabilities	(1 739)	(1 739)	517	(1 222)

	31 December 2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	1 117	1 117	(1 054)	63
Derivative liabilities	(1 734)	(1 734)	1 261	(473)

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2017, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2016, except for an additional guarantee on short-term loans amounting to 0.6 billion US dollar.

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

21. CONTINGENCIES1

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2017, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2017	31 December 2016
Income tax and social contribution	9 030	8 878
Value-added and excise taxes	5 123	4 924
Other taxes	732	605
	14 885	14 407

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. Ambev was notified in May 2017 and presented a motion to clarify the decision to the Administrative Court, which are currently awaiting a decision. Nevertheless, Ambev intends to seek recourse in the judicial courts for this tax assessment. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013 and 2016, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 30 June 2017, Ambev management estimates the exposure of approximately 4.9 billion Brazilian real (1.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 43 million Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev waits for the clarified decision. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and will file an appeal to Lower Administrative Court. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 8.1 billion Brazilian real (2.4 billion US dollar) as of 30 June 2017. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, the Lower Administrative Court concluded the judgment to send the case back to the first level administrative judgment due to processual matters. Ambev awaits for the new first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the second judicial case and filed an appeal to the second instance court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court at the legal term. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 5.8 billion Brazilian real (1.8 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Administrative Court is still pending. As of 30 June 2017, Ambev management estimates the exposure of approximately 2.9 billion Brazilian real (0.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 297 million Brazilian real (90 million US dollar) as a probable loss.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. Arosuco filed a defense and awaits the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Arosuco has not recorded any provision in connection therewith. In December 2016, CRBS (also a subsidiary of Ambev) received a tax assessment regarding the same matter. In July, 2017 CRBS was notified of the unfavorable first level administrative decision and will file an appeal to the Administrative Court. CRBS management estimates the amount of possible loss in relation to this assessment to be approximately 3.8 billion Brazilian real (1.1 billion US dollar) as of 30 April 2017.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 2.2 billion Brazilian real (0.7 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the above mentioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.5 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October, 2015 and January, 2016, Ambev paid the amounts under discussion in an incentive tax program under which discounts were granted, in the total amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. After the above mentioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases of lower values received by Ambev during the year of 2016, the company received a new assessment issued by the State of Minas Gerais in the amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the fourth quarter of 2016, Ambev received other assessments related to the same issue, with lower values. In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais concluded the judgment of three relevant cases, unfavorable to Ambev. Now Ambev awaits for notification of these decisions. Nevertheless, Ambev intends to seek recourse in the judicial courts for these tax assessments. Ambev management the total possible loss related to this issue to be approximately 4.7 billion Brazilian real (1.4 billion US dollar) as of 30 June 2017. Ambev has recorded provisions in the total amount of 2 million Brazilian real (1 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at Courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 30 June 2017. No related provision has been made..

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years

2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2017.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.8 billion Brazilian real (0.3 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollars (1.0 billion US dollars), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollars (4m US dollars) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is working constructively with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th

Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. On February 22, 2017, the 8th Circuit Court of Appeals affirmed the lower court’s ruling, and awarded the enhanced pension benefit to the BEC Class. In addition, the Appeals Court remanded the case back to the lower court in order to determine whether the precise amount of the enhanced pension can be calculated. A Final Judgment is not expected until later this year. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66m US dollar.

22. RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2017, compared to 2016.

23. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. or Anheuser-Busch InBev Finance Inc., and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.) and by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc.). The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 30 June 2017:

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020, which were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch InBev Worldwide Inc. issued 1.0 billion US dollar principal amount of 5.0% due 2020, which were exchanged for publicly registered notes on 5 August 2010.

•

On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•

On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (ii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 and (iii) 1.0 billion US dollar principal amount of 6.875 % notes due 2019 and (iv) 0.45 billion US dollar principal amount of 8.0 % notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered with otherwise substantially the same terms and conditions.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 40.00 basis points above three-month LIBOR.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•

On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 4.0 billion US dollar aggregate principal amount of fixed rate notes due 2019; 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 1.900% for the 2019 notes; 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc. issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes bear interest at an annual rate of 4.915%.

•

On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 6.8 billion US dollar aggregate principal amount of certain SABMiller Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 309 million US dollar aggregate principal amount of floating rate notes due 2018; (ii) 627 million US dollar aggregate principal amount of 6.500% fixed rate notes due 2018; (iii) 641 million US dollar aggregate principal amount of 2.200% fixed rate notes due 2018; (iv) 2.35 billion US dollar aggregate principal amount of 3.750% fixed rates due 2022; (v) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (vi) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (vii) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042. The floating rate notes bear interest at an annual rate of 69.00 basis points above three-month LIBOR.

•

On 6 April and 19 April 2017, Anheuser-Busch InBev Worldwide Inc. completed U.S. private exchange offers for certain outstanding notes issued by either Anheuser-Busch Companies, LLC or Anheuser-Busch InBev Worldwide Inc. in exchange for a combination of new Anheuser-Busch InBev Worldwide Inc. Notes due 2048 and cash. The new notes have 1,735,171,000 US dollar aggregate principal amount outstanding, mature on 6 October 2048 and bear interest at a rate per annum of 4.439%[1].

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2017 and 31 December 2016, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2017 and 2016 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any registration statement filed with the SEC in place of this condensed consolidating information. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

[1]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules. See also Note 16 Interest-bearing loans and borrowings.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	216	-	-	7 043	20 860	(1 015)	27 104
Cost of sales	(142)	-	-	(2 907)	(8 640)	1 015	(10 674)
Gross profit	74	-	-	4 136	12 220	-	16 430

Distribution expenses	(8)	-	-	(482)	(2 350)	-	(2 840)
Sales and marketing expenses	(93)	-	-	(1 114)	(2 875)	-	(4 082)
Administrative expenses	(112)	-	-	(212)	(1 533)	-	(1 857)
Other operating income/(expenses)	443	519	-	(857)	16	-	121
Profit from operations	304	519	-	1 471	5 479	-	7 773

Net finance cost	(524)	(1 483)	9	2 480	(3 813)	-	(3 331)

Share of result of associates	-	-	-	2	122	-	124
Profit before tax	(220)	(964)	9	3 953	1 788	-	4 566

Income tax expense	-	437	(3)	(427)	(1 001)	-	(994)
Profit	(220)	(527)	6	3 526	787	-	3 572

Income from subsidiaries	3 128	2 793	-	291	2 634	(8 846)	-
Profit from continuing operations	2 908	2 266	6	3 817	3 421	(8 846)	3 572

Profit from discontinued operations	-	-	-	-	28	-	28

Profit of the year	2 908	2 266	6	3 817	3 449	(8 846)	3 600

Profit from continuing operations attributable to:
Equity holders of AB InBev	2 908	2 266	6	3 817	2 729	(8 846)	2 880
Non-controlling interest	-	-	-	-	692	-	692

Profit of the year attributable to:
Equity holders of AB InBev	2 908	2 266	6	3 817	2 757	(8 846)	2 908
Non-controlling interest	-	-	-	-	692	-	692

For the six-month period ended 30 June 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	205	-	-	7 034	13 898	(931)	20 206
Cost of sales	(130)	-	-	(2 924)	(5 879)	931	(8 002)
Gross profit	75	-	-	4 110	8 019	-	12 204

Distribution expenses	(11)	-	-	(477)	(1 476)	-	(1 964)
Sales and marketing expenses	(105)	-	-	(1 156)	(2 307)	-	(3 568)
Administrative expenses	(103)	-	-	(191)	(885)	-	(1 179)
Other operating income/(expenses)	345	313	-	(610)	234	-	283
Profit from operations	201	313	-	1 676	3 585	-	5 775

Net finance cost	(1 045)	(637)	14	(3 353)	908	-	(4 113)

Share of result of associates	-	-	-	-	3	-	3
Profit before tax	(844)	(324)	14	(1 677)	4 496	-	1 664

Income tax expense	(3)	360	10	(657)	(546)	-	(835)
Profit	(847)	36	24	(2 334)	3 950	-	829

Income from subsidiaries	1 131	716	-	2 472	153	(4 472)	-
Profit of the year	285	752	24	138	4 103	(4 472)	829

Attributable to:
Equity holders of AB InBev	285	752	24	138	3 558	(4 472)	285
Non-controlling interest	-	-	-	-	544	-	544

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 30 June 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	51	-	-	4 673	21 648	-	26 372
Goodwill	-	-	-	33 159	108 532	-	141 691
Intangible assets	580	-	-	22 117	23 219	-	45 916
Investments in subsidiaries	135 376	61 349	-	64 608	-	(261 333)	-
Investments in associates and joint ventures	-	-	-	28	4 881	-	4 909
Deferred tax assets	-	14	-	-	1 502	-	1 516
Derivatives	-	-	-	37	19	-	56
Other non-current assets	53 861	10 545	55 374	20 847	61 328	(200 959)	996
	189 868	71 908	55 374	145 469	221 129	(462 292)	221 456

Current assets
Investment securities	2 800	-	-	-	112	-	2 912
Inventories	-	-	-	679	3 600	-	4 279
Derivatives	-	-	-	334	106	-	440
Trade and other receivables	22 178	2 363	2 294	49 737	30 209	(100 565)	6 216
Cash and cash equivalents	21	3 870	603	18 346	9 583	(25 013)	7 410
Assets classified as held for sale	-	-	-	-	7 404	-	7 404
Other current assets	-	750	-	(225)	1 295	-	1 820
	24 999	6 984	2 897	68 871	52 309	(125 578)	30 481

Total assets	214 867	78 892	58 271	214 338	273 439	(587 870)	251 937

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	72 714	23 138	570	126 532	111 093	(261 333)	72 714
Minority interest	-	-	-	-	10 765	-	10 765
	72 714	23 138	570	126 532	121 858	(261 333)	83 479

Non-current liabilities
Interest-bearing loans and borrowings	99 311	51 362	55 376	23 523	79 650	(200 941)	108 281
Employee benefits	6	-	-	1 274	1 746	-	3 026
Deferred tax liabilities	-	-	16	10 293	6 590	-	16 899
Derivatives	-	-	-	479	6	-	485
Other non-current liabilities	110	-	-	439	2 251	(18)	2 782
	99 427	51 362	55 392	36 007	90 243	(200 959)	131 473

Current liabilities
Interest-bearing loans and borrowings	39 500	3 671	1 457	31 724	27 424	(92 553)	11 223
Income tax payable	-	-	-	48	788	-	836
Derivatives	-	-	-	1 140	114	-	1 254
Trade and other payables	1 785	721	853	5 610	20 495	(8 012)	21 452
Liabilities associated with assets held for sale	-	-	-	-	1 250	-	1 250
Other current liabilities	1 440	-	-	13 277	11 267	(25 013)	971
	42 726	4 392	2 309	51 799	61 338	(125 578)	36 986

Total equity and liabilities	214 867	78 892	58 271	214 338	273 439	(587 870)	251 937

As at 31 December 2016[1] Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	52	-	-	4 829	22 641	-	27 522
Goodwill	-	-	-	33 056	103 477	-	136 533
Intangible assets	520	-	-	22 094	21 954	-	44 568
Investments in subsidiaries	126 200	41 488	-	8 042	-	(175 730)	-
Investments in associates and joint ventures	-	-	-	40	4 284	-	4 324
Deferred tax assets	-	327	-	-	1 261	(327)	1 261
Derivatives	-	-	-	120	26	-	146
Other non-current assets	48 333	24 322	55 258	60 420	34 582	(221 949)	966
	175 105	66 137	55 258	128 601	188 225	(398 006)	215 320

Current assets
Investment securities	5 500	-	-	-	159	-	5 659
Inventories	9	-	-	635	3 269	-	3 913
Derivatives	-	-	-	(120)	1 091	-	971
Trade and other receivables	12 072	7 937	2 338	16 622	27 215	(59 793)	6 391
Cash and cash equivalents	257	155	-	28 780	8 941	(29 554)	8 579
Assets classified as held for sale	-	-		-	16 439	-	16 439
Other current assets	-	-	-	(610)	1 719	-	1 109
	17 838	8 092	2 338	45 307	58 833	(89 347)	43 061

Total assets	192 943	74 229	57 596	173 908	247 058	(487 353)	258 381

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	71 677	20 009	564	107 258	47 561	(175 730)	71 339
Minority interest	-	-	-	-	10 086	-	10 086
	71 677	20 009	564	107 258	57 647	(175 730)	81 425

Non-current liabilities
Interest-bearing loans and borrowings	86 757	50 672	55 239	16 257	126 948	(221 932)	113 941
Employee benefits	4	-	-	1 290	1 720	-	3 014
Deferred tax liabilities	-	-	16	10 141	6 848	(327)	16 678
Derivatives	-	-	-	275	196	-	471
Other non-current liabilities	116	-	-	853	1 786	(18)	2 737
	86 877	50 672	55 255	28 816	137 498	(222 277)	136 841

Current liabilities
Interest-bearing loans and borrowings	21 815	3 670	300	24 576	14 333	(56 076)	8 618
Income tax payable	-	(881)	10	6	4 787	-	3 922
Derivatives	-	-	-	(275)	1 538	-	1 263
Trade and other payables	2 068	759	850	4 583	18 542	(3 716)	23 086
Liabilities associated with assets held for sale	-	-	-	-	2 174	-	2 174
Other current liabilities	10 506	-	617	8 944	10 540	(29 554)	1 053
	34 389	3 548	1 777	37 834	51 914	(89 346)	40 116

Total equity and liabilities	192 943	74 229	57 596	173 908	247 058	(487 353)	258 381

1 Reclassified to conform to the 2017 presentation.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	2 908	2 266	6	3 817	3 449	(8 846)	3 600
Depreciation, amortization and impairment	60	-	-	378	1 671	-	2 109
Net finance cost	524	1 483	(9)	(2 480)	3 813	-	3 331
Income tax expense	-	(437)	3	427	1 001	-	994
Investment income	(3 128)	(2 793)	-	(291)	(2 634)	8 846	-
Other items	63	-	-	(20)	(98)	-	(55)
Cash flow from operating activities before changes in working capital and use of provisions	427	519	-	1 831	7 202	-	9 979

Working capital and provisions	(577)	1 037	-	(1 205)	(987)	(908)	(2 640)
Cash generated from operations	(150)	1 556	-	626	6 215	(908)	7 338

Interest paid, net	(889)	(1 624)	46	624	(1 850)	1 273	(2 420)
Dividends received	3	-	-	-	57	-	60
Income tax paid	-	-	(13)	235	(1 183)	-	(961)

CASH FLOW FROM OPERATING ACTIVITIES	(1 036)	(68)	33	1 485	3 239	365	4 018

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	-	-	-	2	142	-	144
Sale of subsidiaries, net of cash disposed of	-	-	-	42	29	-	71
Acquisition of other subsidiaries, net of cash acquired	-	-	-	(383)	(136)	-	(519)
Acquisition of property, plant and equipment and of intangible assets	(48)	-	-	(228)	(1 447)	-	(1 723)
Net of tax proceeds from the sale of assets held for sale	-	-	-	(3 521)	8 655	-	5 134
Net proceeds from sale/(acquisition) of investment in short-term debt securities	2 700	-	-	-	88	-	2 788
Net proceeds from sale/(acquisition) of other assets	-	-	-	11	(74)	-	(63)
Net repayments/(payments) of loans granted	(13 563)	3 893	(44)	(15 079)	(17 663)	42 738	282
CASH FLOW FROM INVESTING ACTIVITIES	(10 911)	3 893	(44)	(19 156)	(10 406)	42 738	6 114

FINANCING ACTIVITIES
Intra-group capital reimbursements	(4)	-	-	4	-	-	-
Purchase of non-controlling interest	-	-	-	-	(63)	-	(63)
Proceeds from borrowings	37 416	2 226	1 470	10 854	32 813	(74 676)	10 103
Payments on borrowings	(11 692)	(2 339)	(306)	(8 716)	(23 862)	31 573	(15 342)
Cash net finance (cost)/income other than interests	(309)	1	-	831	(821)	-	(298)
Dividends paid	(4 254)	-	-	-	(221)	-	(4 475)
CASH FLOW FROM FINANCING ACTIVITIES	21 157	(112)	1 164	2 973	7 846	(43 103)	(10 075)

Net increase/(decrease) in cash and cash equivalents	9 210	3 713	1 153	(14 698)	679	-	57

Cash and cash equivalents less bank overdrafts at beginning of year	(10 244)	155	(618)	19 842	(740)	-	8 395
Effect of exchange rate fluctuations	(378)	2	68	(73)	(922)	-	(1 303)

Cash and cash equivalents less bank overdrafts at end of year	(1 412)	3 870	603	5 071	(983)	-	7 149

For the six-month period ended 30 June 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	285	752	24	138	4 103	(4 472)	829
Depreciation, amortization and impairment	46	-	-	365	1 148	-	1 559
Net finance cost	1 045	637	(14)	3 353	(908)	-	4 113
Income tax expense	3	(360)	(10)	657	545	-	835
Investment income	(1 131)	(716)	-	(2 472)	(153)	4 472	-
Other items	29	-	-	146	(118)	-	57
Cash flow from operating activities before changes in working capital and use of provisions	276	313	-	2 187	4 617	-	7 393

Working capital and provisions	(320)	637	-	(776)	(1 484)	5	(1 938)
Cash generated from operations	(44)	950	-	1 411	3 133	5	5 455

Interest paid, net	(291)	(586)	42	614	(608)	(5)	(834)
Dividends received	6 154	-	-	2	4	(6 154)	6
Income tax paid	(3)	-	-	(314)	(1 857)	-	(2 174)

CASH FLOW FROM OPERATING ACTIVITIES	5 816	364	42	1 713	672	(6 154)	2 453

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(94)	-	-	(196)	(745)	-	(1 035)
Acquisition of property, plant and equipment and of intangible assets	(66)	-	-	(297)	(1 165)	-	(1 528)
Net of tax proceeds from the sale of assets held for sale	-	-	-	-	58	-	58
Net proceeds/(acquisition) of other assets	1	-	-	6	102	-	109
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(45 675)	-	-	(10 225)	(5)	-	(55 905)
Net repayments/(payments) of loans granted	(11 609)	(900)	(46 052)	(926)	(23 316)	82 805	2
CASH FLOW FROM INVESTING ACTIVITIES	(57 443)	(900)	(46 052)	(11 638)	(25 071)	82 805	(58 299)

FINANCING ACTIVITIES
Intra-group capital reimbursements	(2)	-	-	2	-	-	-
Proceeds from borrowings	56 582	2 805	47 055	14 394	31 570	(87 149)	65 257
Payments on borrowings	(952)	(2 719)	(1 000)	(987)	(5 021)	4 223	(6 456)
Other financing activities	171	(65)	(3)	(1 612)	1 584	-	75
Dividends paid	(3 665)	-	-	1	(6 419)	6 154	(3 929)
CASH FLOW FROM FINANCING ACTIVITIES	52 134	21	46 052	11 798	21 714	(76 772)	54 947

Net increase/(decrease) in cash and cash equivalents	507	(515)	42	1 873	(2 685)	(121)	(899)

Cash and cash equivalents less bank overdrafts at beginning of year	(1 833)	739	525	(1 100)	8 579	-	6 910
Effect of exchange rate fluctuations	(894)	1	-	358	398	121	(16)

Cash and cash equivalents less bank overdrafts at end of year	(2 220)	225	567	1 131	6 292	-	5 995

24.  EVENTS AFTER THE BALANCE SHEET DATE

None.